UNITED BISCUITS FINANCE plc

Quarterly Report

Third Quarter and Year to Date 2003

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE United Kingdom

UNITED BISCUITS FINANCE plc

INDEX TO QUARTERLY REPORT

1	FINANCIAL AND OPERATING HIGHLIGHTS

2	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts for the 12 weeks ended October 4, 2003, the 12 weeks ended October 5, 2002, the 40 weeks ended October 4, 2003, and the 40 weeks ended October 5, 2002

Unaudited Condensed Consolidated Statements of Total Recognised Gains and Losses for the 12 weeks ended October 4, 2003, the 12 weeks ended October 5, 2002, the 40 weeks ended October 4, 2003, and the 40 weeks ended October 5, 2002

Unaudited Condensed Consolidated Balance Sheet as at October 4, 2003 and Audited Condensed Consolidated Balance Sheet as at December 28, 2002

Unaudited Condensed Consolidated Cash Flow Statements for the 12 weeks ended October 4, 2003, the 12 weeks ended October 5, 2002, the 40 weeks ended October 4, 2003, and the 40 weeks ended October 5, 2002

Unaudited Consolidated Statement of Changes in Shareholders’ Funds as at October 4, 2003

Notes to the Unaudited Condensed Consolidated Financial Statements

3	OPERATING AND FINANCIAL REVIEW

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report includes statements that are, or may deemed to be, “forward-looking statements” within the meaning of US securities laws. The terms “anticipates,” “expects,” “intends,” “may,” “will” or “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s annual report on Form 20-F filed with the SEC on March 24, 2003 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc
FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Third Quarter of 2003

Turnover from continuing operations, which includes currency translation gains of £11.2 million, decreased by £12.0 million, or 3.7%, from £327.8 million in the third quarter of 2002 to £315.8 million. Adjusted EBITDA from continuing operations, which includes currency translation gains of £1.4 million, increased by £0.7 million, or 1.4%, from £50.7 million in the third quarter of 2002 to £51.4 million.

Year to Date 2003

Turnover from continuing operations, which includes currency translation gains of £33.2 million, increased by £14.0 million, or 1.4%, from £972.3 million in the year to date 2002 to £986.3 million. Adjusted EBITDA from continuing operations, which includes currency translation gains of £3.1 million, decreased by £2.6 million, or 2.0%, from £127.0 million in the year to date 2002 to £124.4 million.

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)
Continuing Operations
Turnover	315.8	327.8	986.3	972.3
Cost of sales	(171.8)	(176.7)	(541.6)	(529.4)
Gross profit	144.0	151.1	444.7	442.9
Distribution, selling & marketing costs	(90.4)	(94.6)	(296.7)	(296.8)
Administrative expenses	(15.1)	(19.0)	(65.6)	(63.4)
Other operating (charges)/income	(0.7)	0.8	(0.8)	3.1
Operating profit before exceptional items and goodwill amortisation	37.8	38.3	81.6	85.8

Adjusted EBITDA (1)	51.4	50.7	124.4	127.0

Total Operations

Profit before interest and tax	21.7	25.4	40.3	68.4
Interest	(33.3)	(33.1)	(121.3)	(109.8)
Tax	(3.8)	(2.4)	(12.4)	4.4

Loss on ordinary activities after tax	(15.4)	(10.1)	(93.4)	(37.0)

Cash (outflow)/inflow before use of liquid resources and financing	(10.7)	12.8	32.2	77.0

Footnote on next page.

(1)          EBITDA represents earnings before interest, tax, depreciation and amortisation. Adjusted EBITDA represents EBITDA from continuing operations, excluding share of profit of joint ventures and exceptional items. EBITDA is not a measurement of performance under UK GAAP and you should not consider EBITDA as an alternative to: (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance; (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs; or (c) any other measures of performance under generally accepted accounting principles. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending on accounting methods (particularly when acquisitions have occurred) or nonoperating factors. Accordingly, EBITDA has been disclosed in this quarterly report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to Adjusted EBITDA in “Results of Operations – EBITDA”.

Operating Summary

The operating environment has continued to be more challenging during the third quarter of 2003, with weaker consumer demand, driven in part by high seasonal temperatures, and increased competitive pressures, particularly in the UK Biscuits market. Sales and operating profit declined in UK Biscuits compared to performance in the third quarter of 2002. The international businesses continued to make good progress in the year to date 2003 compared to the year to date 2002, with growth in sales of approximately 2% in Northern Europe and 6% in Southern Europe, at a constant exchange rate, and improved profitability.

•                                Priority brand growth

A key element of our strategy is to increase the scale and strength of our priority brands. For the year to date 2003, compared to the same period in 2002, branded sales have decreased by 1.1% at a constant exchange rate. Our priority brand sales grew by 1.8%, at a constant exchange rate, in the year to date 2003, compared to the year to date 2002. Branded sales now comprise 87% of our sales compared to 86% of our sales at the end of the year to date 2002.

We remain committed to our programme of investment behind our priority brands and new product innovation. The major new introduction in the UK biscuit market, the McV a:m range, targeting the “breakfast-on-the-go” and the “morning snacking” opportunities, was successfully launched at the end of the first quarter of 2003. We have continued to support this product launch during the third quarter of 2003 and McV a:m is performing to expectation.

In order to drive growth in our UK businesses, UK Biscuits and UK Snacks will be combined into one UK business unit. This will maximise opportunities for us to leverage our scale with UK retailers and further focus resource behind our UK priority brands.

•                                Cost release programme

To enable us to achieve our short-term financial goals and release additional funds to invest in marketing expenditure behind priority brands, we have continued to drive forward our cost release programme, which resulted in cost-savings of £30 million in 2001, £40 million in 2002 and £23.0 million in the year to date 2003.

The results of prior-year reviews of overhead structures that support manufacturing processes continue to be implemented across the United Kingdom and Northern Europe. In February 2003, we announced our intention of closing the biscuit factory in Ashby de la Zouch by the end of 2004. The employee consultation process has now been completed and we have commenced the task of transferring production to our other biscuit sites. At the beginning of October 2003 we announced, to the local management and employees, our intention of closing our dry mix factory in Tunisia by the end of the year and transferring production to our dry mix facility in Spain. The employee consultation process is underway.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

	Note	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
		(£ millions)		(£ millions)
Turnover
Continuing operations	2	315.8	327.8	986.3	972.3
Cost of sales		(171.8)	(176.7)	(541.6)	(529.4)
Gross profit		144.0	151.1	444.7	442.9

Net operating expenses		(120.3)	(125.0)	(405.5)	(399.8)

Group operating profit
Continuing operations before exceptional items and goodwill amortisation	2	37.8	38.3	81.6	85.8
Operating exceptional items	6	(5.8)	(3.7)	(14.4)	(14.5)
Goodwill amortisation		(8.3)	(8.5)	(28.0)	(28.2)
		23.7	26.1	39.2	43.1
Share of operating profit in joint ventures
Continuing operations		0.1	0.1	0.4	0.3
Operating profit	3	23.8	26.2	39.6	43.4

Other income	7	—	—	2.8	—
Loss on disposal of fixed assets		—	(0.8)	—	(0.1)
(Loss)/ profit on disposal of businesses	8	(2.1)	—	(2.1)	25.1
Profit before interest		21.7	25.4	40.3	68.4

Interest	4	(33.3)	(33.1)	(121.3)	(109.8)
Loss on ordinary activities before tax		(11.6)	(7.7)	(81.0)	(41.4)

Taxation		(3.8)	(2.4)	(12.4)	(7.9)
Exceptional taxation refund	9	—	—	—	12.3
Loss on ordinary activities after tax		(15.4)	(10.1)	(93.4)	(37.0)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED

GAINS AND LOSSES

(UNAUDITED)

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)		(£ millions)

Loss for the period	(15.4)	(10.1)	(93.4)	(37.0)
Translation differences on foreign currency net investments	0.1	(0.4)	1.3	(0.1)
Total recognised gains and losses relating to the period	(15.3)	(10.5)	(92.1)	(37.1)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	Note	At October 4, 2003	(Audited)
			At December 28, 2002
		(£ millions)
Fixed assets
Intangible assets		607.1	635.1
Tangible assets		429.7	438.9
Investments - joint ventures		4.4	3.7
		1,041.2	1,077.7
Current assets
Stocks		103.1	76.1
Debtors		318.9	311.3
Taxation		—	1.8
Cash and short-term deposits		26.5	21.2
		448.5	410.4
Creditors: amounts falling due within one year
Trade and other creditors		304.0	278.6
Loans, overdrafts and finance lease obligations	5	13.9	30.8
Taxation		5.7	—
		323.6	309.4

Net current assets		124.9	101.0

Total assets less current liabilities		1,166.1	1,178.7

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	5	642.4	632.7
Amount due to parent company		801.7	735.2
Other creditors		1.7	1.2
Taxation		9.3	15.2
		1,455.1	1,384.3

Provisions for liabilities and charges		53.9	45.2

		(342.9)	(250.8)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(344.9)	(252.8)
Shareholders’ funds		(342.9)	(250.8)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)		(£ millions)
Reconciliation of operating profit to net cash inflow from operating activities

Operating profit	23.8	26.2	39.6	43.4
Exceptional charges to operating profit	5.8	3.7	14.4	14.5
Operating profit before exceptionals	29.6	29.9	54.0	57.9
Depreciation and goodwill amortisation	21.9	20.9	70.8	69.4
Increase in stocks	(13.8)	(5.3)	(23.6)	(20.9)
Increase in debtors	(36.2)	(34.3)	(1.3)	(6.3)
Increase/(decrease) in creditors	4.4	16.7	2.7	(14.0)
Expenditure against rationalisation provisions and operating exceptionals	(5.3)	(5.8)	(19.3)	(23.7)
Other	(0.5)	(0.2)	(0.6)	(0.1)
Net cash inflow from operating activities	0.1	21.9	82.7	62.3

Cash flow statement

Net cash inflow from operating activities	0.1	21.9	82.7	62.3
Net cash (outflow)/inflow from returns on investments and servicing of finance	(0.6)	0.2	(29.1)	(32.5)
Taxation (paid)/received	(0.2)	0.3	(0.4)	12.5
Net cash outflow from capital expenditure and financial investment	(10.0)	(9.9)	(24.6)	(28.6)
Net cash inflow from acquisitions and disposals	—	0.3	3.6	63.3
Cash (outflow)/inflow before use of liquid resources and financing	(10.7)	12.8	32.2	77.0
Net cash inflow/(outflow) from management of liquid resources	5.1	0.3	0.4	(0.1)
Net cash outflow from financing	(0.8)	—	(24.0)	(69.7)
(Decrease)/increase in cash in the period	(6.4)	13.1	8.6	7.2

Reconciliation of net cash flow to movement in net borrowings

Net borrowings at beginning of period	(618.0)	(630.0)	(642.3)	(689.0)
(Decrease)/ increase in cash for the period	(6.4)	13.1	8.6	7.2
Repayment of finance	0.2	—	20.7	69.7
Management of liquid resources	(5.1)	(0.3)	(0.4)	0.1
Costs of raising finance	0.6	—	3.3	—
Exceptional amortisation of finance charges	—	—	(11.9)	—
Foreign exchange translation difference	(1.1)	1.9	(7.8)	(3.3)
Movement in net borrowings in the period	(11.8)	14.7	12.5	73.7
Net borrowings at end of period	(629.8)	(615.3)	(629.8)	(615.3)

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

(UNAUDITED)

	Share capital	Profit and loss account	Total
		(£ millions)

At December 29, 2002	2.0	(252.8)	(250.8)
Retained loss for the 16 weeks ended April 19, 2003	—	(50.0)	(50.0)
Exchange differences	—	2.1	2.1
	2.0	(300.7)	(298.7)
Retained loss for the 12 weeks ended July 12, 2003	—	(28.0)	(28.0)
Exchange differences	—	(0.9)	(0.9)
	2.0	(329.6)	(327.6)
Retained loss for the 12 weeks ended October 4, 2003	—	(15.4)	(15.4)
Exchange differences	—	0.1	0.1
At October 4, 2003	2.0	(344.9)	(342.9)

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

1.                                      Accounting policies

Basis of accounting and change in accounting policy

The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable UK accounting standards.

Basis of consolidation

The financial statements of the company consolidate the accounts of the company and its subsidiaries, together with the group’s share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the group’s share of the results of joint ventures are included for the periods from the effective date of acquisition or to the effective date of sale.

The company’s continuing operations have been divided into seven segments reflecting the internal operational management structure of the company. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

Turnover

Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

Revenue recognition

Sales are recognised based on confirmed deliveries to customers.

Research and development

Expenditure on research and development is written off as incurred.

Foreign currency translation

The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the period end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.

Commodity purchases

Certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realised surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

•          provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.  However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

•          provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•          deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Exceptional items

Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganisation or restructuring having a material effect on the nature and focus of the group, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

Pension funding

Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortised, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet. We are considering the full adoption of Financial Reporting Standard 17 – “Retirement Benefits” (“FRS 17”) in our accounts for the 53 weeks ending January 3, 2004 (2003).

Financial instruments

Derivative financial instruments are used by the group to manage foreign currency, commodity and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognised as adjustments to the interest charge over the period of the contract. Gains or losses on forward and option contracts for foreign currency and commodities are recognised in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealised profits generated prior to maturity, are included in the balance sheet as prepayments or accruals, respectively, pending amortisation to the profit and loss account over the period of usage of the hedged commodity.

Option premiums paid are recognised in the profit and loss account as incurred.  Premiums and discounts arising on financial liabilities are amortised over the remaining life of the instrument concerned.

Goodwill

On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets, where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalised on the consolidated balance sheet. Goodwill, and where appropriate, separately identified intangibles, are amortised in equal instalments over their useful economic lives which, in the absence of indications to the contrary will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

Tangible fixed assets

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual instalments, principally at the following rates:

Land and buildings	— 1.5% unless short leasehold
Short leaseholds	— over the life of the lease
Plant	— 3% to 15% per annum
Vehicles	— 20% to 30% per annum
Fixtures and fittings	— 10% to 33% per annum

Assets under construction are capitalised as part of fixed assets but are not depreciated until such time as construction is complete, when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

Government grants

Capital grants received in respect of any fixed assets are credited to deferred income and amortised to the profit and loss account over the economic useful lives of the assets to which they relate.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by group companies comprises direct material and labour costs together with appropriate factory overheads.

Leasing and hire purchase commitments

Assets obtained under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to income on a straight-line basis over the term of the lease.

Advertising costs

Advertising costs are expensed as incurred.

Software development costs

Costs incurred in developing software for internal use are capitalised when the software reaches the application development stage and are amortised over the expected useful economic life of the software.

Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2.              Segmental analysis

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)		(£ millions)
Turnover
Biscuits - UK	113.0	122.4	365.6	381.0
Biscuits - Northern Europe	54.9	48.1	170.1	146.6
Biscuits - Southern Europe	53.5	48.1	159.5	136.2
UK Snacks	68.0	74.7	222.6	230.0
General export	21.0	27.5	48.0	55.9
Other	5.4	7.0	20.5	22.6
	315.8	327.8	986.3	972.3

Group operating profit/(loss) before goodwill and exceptional items
Biscuits - UK	13.4	16.5	36.5	48.5
Biscuits - Northern Europe	6.2	4.8	8.0	4.1
Biscuits - Southern Europe	5.7	4.6	16.5	12.4
UK Snacks	10.8	9.5	23.0	21.4
General export	5.1	6.2	11.6	10.5
Other	(1.4)	(0.3)	(4.7)	(2.1)
Central	(2.0)	(3.0)	(9.3)	(9.0)
	37.8	38.3	81.6	85.8

Operating exceptional items and goodwill amortisation
Biscuits - UK	(1.3)	(1.2)	(2.6)	(3.0)
Biscuits - Northern Europe	(1.7)	(0.7)	(5.5)	(3.3)
Biscuits - Southern Europe	(0.6)	(0.9)	(0.9)	(2.6)
UK Snacks	(0.2)	—	(0.5)	—
General export	—	—	(0.1)	—
Other	—	—	—	(0.2)
Central	(10.3)	(9.4)	(32.8)	(33.6)
	(14.1)	(12.2)	(42.4)	(42.7)

Group operating profit/(loss)
Biscuits - UK	12.1	15.3	33.9	45.5
Biscuits - Northern Europe	4.5	4.1	2.5	0.8
Biscuits - Southern Europe	5.1	3.7	15.6	9.8
UK Snacks	10.6	9.5	22.5	21.4
General export	5.1	6.2	11.5	10.5
Other	(1.4)	(0.3)	(4.7)	(2.3)
Central	(12.3)	(12.4)	(42.1)	(42.6)
	23.7	26.1	39.2	43.1

3.              Operating profit

Operating profit is further analysed as follows:

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)
Turnover	315.8	327.8	986.3	972.3
Cost of sales	(171.8)	(176.7)	(541.6)	(529.4)
Gross profit	144.0	151.1	444.7	442.9
Distribution, selling and marketing costs	(90.4)	(94.6)	(296.7)	(296.8)
Administrative expenses	(15.1)	(19.0)	(65.6)	(63.4)
Other operating (charges)/income	(0.7)	0.8	(0.8)	3.1
Group operating profit before exceptional items and goodwill amortisation	37.8	38.3	81.6	85.8
Operating exceptional items	(5.8)	(3.7)	(14.4)	(14.5)
Goodwill amortisation	(8.3)	(8.5)	(28.0)	(28.2)
Group operating profit	23.7	26.1	39.2	43.1
Share of operating profit in joint ventures	0.1	0.1	0.4	0.3
Operating profit	23.8	26.2	39.6	43.4

4.              Interest

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)
Interest payable
Senior Credit Facility	4.9	7.1	18.4	25.5
Senior Subordinated Notes	5.8	5.4	19.0	18.1
Interest rate swaps	1.1	1.4	3.6	4.8
Bank overdrafts	0.5	0.4	1.3	1.3
Interest payable to related companies	20.8	18.7	66.5	59.4
Amortised finance charges	0.4	0.7	1.6	2.6
Exceptional amortisation of finance charges (1)	—	—	11.9	—
	33.5	33.7	122.3	111.7
Interest receivable
Short-term deposits	0.2	0.6	1.0	1.9

	33.3	33.1	121.3	109.8

(1)                  Finance charges comprising issue costs in connection with the Senior Credit Facility Agreement, which were unamortised at April 8, 2003, have been written off following the refinancing of this facility on April 9, 2003.

5.              Borrowings

	At October 4, 2003	At December 28, 2002
	(£ millions)
Bank loans
Term Loan A	250.3	220.5
Term Loan B	—	105.4
Term Loan C	—	106.1
Term Loan D	—	21.7
Revolving credit	184.0	—
Senior Credit Facility	434.3	453.7

Debentures, other loans and overdrafts
10.750% Senior Subordinated Notes	120.0	120.0
10.625% Senior Subordinated Notes	111.6	104.0
Overdrafts	—	5.1
	231.6	229.1

Finance lease obligations	0.9	1.4

Total gross borrowings	666.8	684.2

Analysis by maturity
Repayable as follows:
After more than five years	231.6	404.5
Between four and five years	269.1	80.9
Between three and four years	60.1	61.5
Between two and three years	50.1	54.6
Between one and two years	40.4	48.6
	651.3	650.1
Under one year	15.5	34.1
Total gross borrowings	666.8	684.2
Less: Issue costs	(10.5)	(20.7)
	656.3	663.5
Less: Included in creditors: amount falling due within one year	(13.9)	(30.8)
	642.4	632.7

On April 9, 2003, the group amended the terms of its Senior Credit Facility Agreement. The amount outstanding in respect of Term Loans A, B, C and D and its revolving credit facility was £438.9 million. The group merged these loans into one fully drawn Term Loan A in the sum of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. The Term A loan is predominantly denominated in sterling, but does include a tranche of €20.0 million.

6.              Operating exceptional items

Operating exceptional items principally comprise:

	12 weeks ended October 4, 2003	12 weeks ended October 5, 2002	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ millions)		(£ millions)

Factory closures and reorganisation	(5.8)	(3.7)	(14.4)	(14.5)

	(5.8)	(3.7)	(14.4)	(14.5)

7.              Other income

At December 28, 2002, the group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco’s Middle Eastern operations. During the 16-week period ended April 19, 2003, an agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence $4.8 million (£3.0 million) was received from Nabisco, in the 16-week period ended April 19, 2003, as an adjustment to the purchase price, resulting in nonoperating income of £2.2 million in the profit and loss account.

In addition, the licence agreement with Merola Finance BV, a licensee of Nabisco, for the exclusive licence of certain trademarks, has been amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco, in the 16-week period ended April 19, 2003, as consideration for the exclusion of such territories.

8.              Loss / profit on disposal of businesses

During the 12-week period ended October 4, 2003, the company announced the closure of operations in Tunisia, giving rise to an exceptional loss of £2.1 million.

During the 12-week period ended July 13, 2002, £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits (Holdings) Ltd to Inflo Holdings Corporation in 1996.

9.              Exceptional taxation refund

During the 12-week period ended July 13, 2002, £12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganisation of the company’s US business in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

10.       Pension schemes

The group’s principal pension schemes are in the United Kingdom. They are of the defined-benefit type funded by payments to separate, trustee-administered funds.

These schemes are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuations in April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997 – 106%). The actuarial valuation for April 2003 has commenced and the results are expected later in the year.

The group currently accounts for its pension schemes under Statement of Standard Accounting Practice 24 - “Accounting for pension costs” (“SSAP 24”); however, the group is considering the full adoption of FRS 17 for the 53 weeks ended January 3, 2004. FRS 17 requires the assets of post retirement defined benefit schemes to be included on the balance sheet together with the related liability to make benefit payments. The effects of fully implementing FRS 17 are in the process of being reviewed by the group; however, it is anticipated that the pension service cost for 2003 will be approximately £17.4 million and other finance expense relating to pensions will be approximately £6.4 million. This compares to the SSAP 24 charge of £2.3 million in 2002 and the charge of £1.7 million accrued year to date 2003. In addition there will be a charge to the Statement of Total Recognised Gains and Losses to establish the 2003 balance sheet movement on the net pension deficit. There will not be a cash outflow reflective of these costs in 2003.

11.       Contingent liability

On April 17, 2003, the group signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products, in the UK, via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the third quarter of 2003, the cost of acquisition would not have exceeded £10.0 million.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW

General

United Biscuits Finance plc and its subsidiaries (collectively, “United Biscuits”, “we”, “our”, the “group” or the “company”) is the largest manufacturer and marketer of biscuits in the United Kingdom, the Netherlands and Iberia and the second largest manufacturer and marketer of biscuits in each of France and Belgium. We are also the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savoury snacks and crisps in the United Kingdom.

Our operations are organised around two key categories, biscuits and snacks, and are managed through six business units:

UK Biscuits	Markets and manufactures biscuits and cakes in the United Kingdom and markets biscuits and cakes in the Republic of Ireland

Northern Europe	Markets and manufactures biscuits in France, Belgium and the Netherlands

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia

General Export	Exports branded products to over 100 countries around the world through third-party distributors

UK Snacks	Markets and manufactures savoury snacks, nuts and crisps in the United Kingdom

Other	Includes our Benelux snacks business, which manufactures crisps and savoury snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg.

The segmental performance analysis included in this discussion is based on these units.

Our category-based organisational structure has served our UK businesses effectively since 2001. As part of our ongoing review of operations, we have recently announced the creation of a single UK business unit by merging the UK Biscuits business unit and the UK Snacks business unit. This change to the UK business structure will help us meet our strategic objectives and current and future business needs. In particular, we believe that this will enable us to meet our growth objectives in the UK market by working more effectively with key customers and addressing consumer needs in the broader snacking market.

Our results for the 53 weeks ending January 3, 2004 will be reported on the existing six-segments basis, but the results for the first quarter of 2004 will report the UK Biscuits and the UK Snacks segments as one UK segment.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter and for the year to date have been affected by a number of factors, including restructuring programmes and the company’s business strategy of profitable branded growth. In addition, the comparability of our results of operations for this period versus certain other periods is affected by seasonality and our accounting periods. In addition, the reporting of pension costs will, in future, be affected if we decide to fully adopt FRS 17 at the end of the current fiscal year.

Restructuring Programmes

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving programme based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalising manufacturing capacity. During 2002 and 2003, we continued to realise the benefits of our cost-saving initiatives.

Business Strategy

Our strategy revolves around profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. We completed our review of brand and market portfolio prioritisation at the beginning of 2002. We have prioritised our markets and identified brands that we believe have a strong current consumer image, financial scale, high margins and growth potential. We have focused marketing support and innovation behind those priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products will be managed to maximise their profit contribution. We are continuing to support this strategy notwithstanding the current challenging competitive environment particularly in our UK Biscuits business.

During the year to date 2003, this strategy has affected our results of operations, resulting in sales of priority branded products showing an increase of 1.8% at a constant exchange rate as we maintain our focus on producing and marketing those priority branded products, which realise higher margins. Reflecting the competitive environment, however, sales of branded products have decreased by 1.1%, at a constant exchange rate and sales overall decreased by 2.0%, at a constant exchange rate.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, or 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. The current fiscal year will consist of 53 weeks and will end on January 3, 2004.

As a result of our fiscal accounting conventions, our sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Adoption of FRS 17 at the End of 2003

We are considering the full adoption of FRS 17 in our accounts for the 53 weeks ending January 3, 2004 (2003). Early adoption of FRS 17 is recommended and the accounting standard is a closer match than SSAP 24, to the approach of the International Financial Reporting Standards under IAS 19 – “Employee Benefits” (“IAS 19”). Additionally, FRS 17 has a more stable, regular service cost charged to operating profit before exceptionals and goodwill amortisation.

It is anticipated that the pension service cost for 2003 will be approximately £17.4 million and other finance expense relating to pensions will be approximately £6.4 million. This compares to the SSAP 24 charge of £2.3 million in 2002 and the charge of £1.7 million accrued year to date in 2003. In addition there will be a charge to the Statement of Total Recognised Gains and Losses to establish the 2003 balance sheet movement on the net pension deficit. The comparative figures in the Profit and Loss Account, for the 52 weeks ended December 28, 2002, will be restated if FRS 17 is adopted. There will not be a cash outflow reflective of these costs in 2003.

In 2002, total pension costs amounted to £2.3 million under SSAP 24. In 2003, the cost charged to operating profit before exceptionals and goodwill amortisation under FRS 17 will be £17.4 million and going forward the cost is expected to be similar, i.e. circa £17.0 million. The difference in the pension charge arises from the spreading of historical surpluses under SSAP 24.

Results of Operations

Third Quarter of 2003 compared to the Third Quarter of 2002 and the Year to Date 2003 compared to the Year to Date 2002

Turnover

We derive our sales from selling biscuits and savoury snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and also from our export business. We also derive revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia and dry dessert mixes manufactured in North Africa and sold in the Middle East.

	Third Quarter			Year to Date
	2003	2002	%	2003	2002	%
	(£ millions)			(£ millions)

Turnover from continuing operations	315.8	327.8	-3.7	986.3	972.3	1.4

Turnover decreased from £327.8 million in the third quarter of 2002, to £315.8 million in the third quarter of 2003, a decrease of £12.0 million, or 3.7%. Turnover increased during the year to date 2003 from £972.3 million, for the year to date 2002, to £986.3 million, an increase of £14.0 million, or 1.4%, including currency gains of £33.2 million. At a constant exchange rate, sales in the year to date 2003 decreased by 2.0%, compared to the same period in 2002.

The decrease in turnover is the result of a 1.1% decrease in branded sales and a 64.5% decrease in contracted sales to Danone. The contract for the supply of the majority of products to Danone substantially ended in the fourth quarter of 2002, with a small portion of sales being phased out during 2003.

Branded sales were affected primarily by decreased branded sales in UK Biscuits and UK Snacks as a consequence of the particularly challenging UK competitive environment. This decrease has been offset by branded sales growth in both Northern Europe and Southern Europe, which was supported by the continued momentum in sales of new products launched in 2002 and an increase in marketing expenditure and promotional programmes behind our priority brands. Additional details regarding our turnover are provided within the analysis of our segmental performance.

Cost of Sales

Our cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients we use are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. Our labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	Third Quarter			Year to Date
	2003	2002	%	2003	2002	%
	(£ millions)			(£ millions)

Cost of sales from continuing operations	171.8	176.7	-2.8	541.6	529.4	2.3

Cost of sales decreased from £176.7 million in the third quarter of 2002, to £171.8 million in the third quarter of 2003, a decrease of £4.9 million, or 2.8%. In the year to date 2003, the cost of sales increased from £529.4 million in the year to date 2002, to £541.6 million, an increase of £12.2 million, or 2.3%. This compares to a sales increase of 1.4% which has resulted in a slight reduction in gross margin in the year to date 2003 compared to the year to date 2002.

The increase in the cost of sales in the year to date 2003 is due, predominantly, to higher levels of prime-cost inflation in UK Biscuits than has been seen historically. The inflation increase has been mitigated by cost savings achieved through the implementation of both our cost-reduction programmes and manufacturing-efficiency projects. Additionally, we have continued to achieve procurement savings through our ‘e-Sourcing’ initiative, which allows suppliers to tender for contracts on-line. We continue to implement change in “ways of working” across our UK and Northern Europe supply chain. This requires significant organisational changes which, in conjunction with other manufacturing-efficiency programmes, will continue to deliver cost-saving benefits throughout 2003.

Gross Profit

	Third Quarter			Year to Date
	2003	2002	%	2003	2002	%
	(£ millions)			(£ millions)

Gross profit from continuing operations	144.0	151.1	-4.7	444.7	442.9	0.4

Gross profit decreased from £151.1 million in the third quarter of 2002, to £144.0 million in the third quarter of 2003, a decrease of £7.1 million, or 4.7%. This equates to a gross profit margin of 45.6% in the third quarter of 2003, compared to 46.1% in the third quarter of 2002. Gross profit for the year to date 2003 has increased from £442.9 million in the year to date 2002 to £444.7 million, an increase of £1.8 million, or 0.4%. This equates to a decrease in gross profit margin from 45.6% in the year to date 2002 to 45.1% in the year to date 2003. The reduction in gross profit margin is the result of prime-cost inflation, principally in UK Biscuits, partially offset by price increases on branded products, and by the savings achieved through our manufacturing-efficiency programmes.

Distribution, Selling & Marketing Costs

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Our distribution, selling and marketing expenses also include costs associated with new product development.

	Third Quarter			Year to Date
	2003	2002	%	2003	2002	%
	(£ millions)			(£ millions)

Distribution, selling and marketing costs from continuing operations	90.4	94.6	-4.4	296.7	296.8	—

Distribution, selling and marketing costs decreased from £94.6 million in the third quarter of 2002 to £90.4 million in the third quarter of 2003, a decrease of £4.2 million, or 4.4%. For the year to date 2003, distribution, selling and marketing costs decreased from £296.8 million in the year to date 2002 to £296.7 million, a decrease of £0.1 million.

Marketing expenditure for the year to date 2003 increased by 2.5% compared to the same period in 2002. Savings of 4.6% in distribution, selling and marketing overheads achieved in year to date 2003, compared to the same period in 2002, have offset the increase in marketing expenditure. This decrease in overheads reflects the successful implementation of our cost-reduction initiatives.

Administrative Expenses

Our administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Third Quarter			Year to Date
	2003	2002	%	2003	2002	%
	(£ millions)			(£ millions)

Administrative expenses from continuing operations (1)	15.1	19.0	-20.5	65.6	63.4	3.5

(1)          Excluding operating exceptional items of £5.8 million for the third quarter of 2003 and £14.4 million for the year to date 2003 (2002: £3.7 million and £14.5 million, respectively), which are discussed separately.

Administrative expenses decreased from £19.0 million in the third quarter of 2002 to £15.1 million in the third quarter of 2003, a decrease of £3.9 million, or 20.5%. This is due predominantly to the reduction of an accrual which was being made for the 2003 employee bonus scheme.

During the year to date 2003, administrative expenses increased from £63.4 million in the year to date 2002 to £65.6 million, an increase of £2.2 million, or 3.5%. This increase is due, predominantly, to additional insurance costs and overhead cost inflation offset by savings achieved through our cost-reduction initiatives and the reduction of the accrual for the employee bonus scheme.

The majority of administrative costs are directly related to the individual operations of our business units and are consequently charged to, and reflected in, the segmental operating results discussed below. The balance of administrative costs, which are not included within the segmental results, are considered central costs and represent corporate governance costs, including executive costs, legal and company secretarial, pension administration, tax and treasury functions. During the year to date 2003, these costs increased from £9.0 million in the year to date 2002 to £9.3 million, an increase of £0.3 million, or 3.3%. This reflects underlying inflationary increases and additional central insurance costs, offset by the central portion of the reduction of the accrual for the employee bonus scheme and cost reductions arising from our organisational alignment initiatives.

Other Operating Charges and Income

Items included in other operating charges and income consist principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions, and any other operating income or charges that arise from time to time that it is appropriate to include. Other operating charges for the 40 weeks ended October 4, 2003 totalled £0.7 million, and represent foreign currency exchange losses net of royalty income.

Operating Exceptional Items

Operating exceptional items for the third quarter of 2003 totalled £5.8 million, and consisted of £1.4 million in restructuring charges relating to the implementation of the “ways of working” review across the UK supply chain and factory rationalisation, £0.6 million relating to our Southern Europe overhead-reduction programme, £0.5 million relating to our Northern Europe overhead-reduction programme, £1.2 million relating to the government-sponsored early-retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002, and £2.1 million in connection with other overhead-reduction initiatives and manufacturing-efficiency projects.

Operating exceptional items for the third quarter of 2002 totalled £3.7 million and related to £1.6 million in restructuring charges in connection with the implementation of the “ways of working” review across the UK supply chain, £0.9 million in connection with our Southern Europe overhead reduction programme, £0.6 million in connection with our Northern Europe overhead reduction programme and £0.6 million in connection with other overhead reduction initiatives and manufacturing efficiency programmes.

Operating exceptional items in the year to date 2003 totalled £14.4 million, and related to £4.0 million in restructuring charges related to the implementation of the “ways of working” review across the UK supply chain and factory rationalisation, £0.9 million in connection with our Southern Europe overhead-reduction programme, £1.6 million relating to our Northern Europe overhead-reduction programme, £3.8 million relating to the government-sponsored early-retirement scheme in France (Cessation Activités Travailleurs Salaries) entered into in 2002, and £4.1 million in connection with other overhead-reduction initiatives and manufacturing-efficiency programmes.

Operating exceptional items for the 40 weeks ended October 5, 2002 totalled £14.5 million and related to £6.3 million in restructuring charges related to the implementation of the “ways of working” review across the UK supply chain, £2.6 million in connection with our Southern Europe overhead-reduction programme, £3.0 million relating to our Northern Europe overhead reduction programme, £0.6 million in relation to the closure of UK distribution depots and £2.0 million in connection with other overhead reduction initiatives and manufacturing-efficiency programmes.

Reconciliation of Adjusted EBITDA to UK GAAP Data

	Third Quarter		Year to Date
	2003	2002	2003	2002
	(£ millions)		(£ millions)
Operating profit from continuing operations	23.8	26.2	39.6	43.4
Add: depreciation and goodwill amortisation on continuing operations	21.9	20.9	70.8	69.4
EBITDA from continuing operations	45.7	47.1	110.4	112.8
Add: operating exceptional items	5.8	3.7	14.4	14.5
Less: operating profit in joint ventures	(0.1)	(0.1)	(0.4)	(0.3)
Adjusted EBITDA	51.4	50.7	124.4	127.0

Adjusted EBITDA for the third quarter of 2003, which includes currency translation gains of £1.4 million, increased by £0.7 million, or 1.4%, from £50.7 million in the third quarter of 2003 to £51.4 million. Adjusted EBITDA for the year to date 2003, which includes currency translation gains of £3.1 million, decreased by £2.6 million, or 2.0%, from £127.0 million in the year to date 2002 to £124.4 million. The reduction in adjusted EBITDA in the year to date 2003 is principally due to lower adjusted EBITDA in the UK Biscuits business. This is due to lower sales and prime-cost inflation, partially offset by savings achieved through our cost-reduction initiatives and to the release of an accrual which was being made for the 2003 employee bonus scheme.

Adjusted EBITDA for the 13 four-week periods ended October 4, 2003 was £185.8 million compared to our adjusted EBITDA of £188.4 million for the 13 four-week periods ended December 28, 2002.

(£ millions)
52 weeks ended December 28, 2002 as reported in the 20-F	188.4
Less: Year to date 2002	(127.0)
Add: Year to date 2003	124.4
185.8

Segmental Performance

UK Biscuits

Turnover decreased from £122.4 million in the third quarter of 2002 to £113.0 million in the third quarter of 2003, a decrease of £9.4 million, or 7.7%. For the year to date 2003, turnover decreased by £15.4 million, or 4%, from £381.0 million for the year to date 2002 to £365.6 million. Excluding contracted sales to Danone, UK Biscuits sales for the year to date for 2003 decreased by 2% compared to year to date for 2002.

Sales of McV Core for the year to date 2003 have shown an increase of 1.1% compared to the year to date 2002 supported by the continued success of the launch of McV a:m and the success of the McV Big Packs variants both launched in the first quarter of 2003. This growth is notwithstanding the exceptionally warm weather this year in the third quarter of 2003 compared to the third quarter of 2002 which adversely affected sales of chocolate biscuits, and the substantial relaunch of the McVities’s (McV) range in June 2002. Sales of McVitie’s Jaffa in the year to date 2003 are consistent with the year to date 2002 supported by the successful launch of Jaffa Mini Bags at the end of the third quarter of 2003. Sales of go ahead! and Penguin are lower in the year to date 2003 compared to the year to date 2002. Sales of go ahead! were impacted by increased pressure from new entrants in the fast-growing healthy snacking segment. Sales of Penguin and other branded biscuits were impacted by increased competition from new entrants in the chocolate biscuit bars segment and the adverse effect of the exceptionally hot weather in the third quarter of this year. McVities’s cake sales have continued to perform well and sales have increased by 15.3% for the year to date 2003 compared to the year to date 2002. This is due to the launch of Jaffa Mini Roll Bites at the end of the first quarter of 2003, Hob Nob Flapjacks in the third quarter of 2003 and the continued success of new products launched in 2002.

In total, branded sales were down 2.8% year to date 2003, during a challenging period of competitor activity and unusually hot weather. Retailer-branded sales have remained consistent and contracted sales to Danone have decreased by 64.5%. The Danone contract, entered into at the time of the UB acquisition, was substantially terminated by the end of 2002, although the remaining product lines will be phased out during 2003.

Operating profit before goodwill and exceptionals fell from £16.5 million to £13.4 million in the third quarter of 2003, a decrease of £3.1 million, or 18.8%. For the year to date 2003, operating profit before goodwill and exceptionals fell from £48.5 million in the year to date 2002 to £36.5 million, a decrease of £12.0 million, or 24.7%. This reduction is the result of a number of factors; a volume decline in nonpriority branded sales, the adverse impact of hot weather, reduced promotional activity and the substantial reduction of sales under the Danone contract. The gross margin decline from 57.2% year to date 2002 to 55.7% year to date 2003 is due principally to higher levels of prime-cost inflation than has been seen in the recent past. The implementation of branded-biscuit price increases and savings resulting from our cost-reduction initiatives have partially mitigated the impact of prime-cost inflation.

In February 2003, we announced our intention of closing the biscuit factory at Ashby de la Zouch by the end of 2004. The employee consultation process has now been completed and we have commenced the task of transferring production to our other biscuit sites.

We have agreed the disposal of our High Wycombe site where our research and development facility is located. The site will be redeveloped with new office premises. We will lease back one-quarter of the site, retaining sufficient accommodation to continue our research and development activities. The sale will be completed in January 2004, and we anticipate receiving net proceeds of £3.8 million at that time.

The current performance demonstrates that our actions in managing costs and channeling our market expenditure behind our priority brands is helping us to minimise the effect of the current challenging and competitive market, thereby enabling us to pursue our longer-term brand-building strategy.

Northern Europe Biscuits

Turnover increased from £48.1 million in the third quarter of 2002 to £54.9 million in the third quarter of 2003, an increase of £6.8 million, or 14.1%. In the year to date 2003, turnover rose from £146.6 million to £170.1 million, an increase of £23.5 million, or 16.0%, including currency translation gains of £15.8 million. This increase in turnover demonstrates the success of our strategy of focusing on priority brands while simultaneously reducing investment in nonstrategic brands.

Branded biscuit sales rose by 4%, at a constant exchange rate, in the year to date 2003, compared to the year to date 2002, predominately as a result of increased sales of BN and Sultana. BN sales increased during the year to date 2003 compared to the same period in 2002, as a result of the continued success of BN Mini Max and BN Petit Dejeuner in tube format. Sultana sales showed strong growth during the year to date 2003 compared to the year to date 2002 due to the continued success of Sultana Start and Sultana Fruit and Cereals and the successful launch of Sultana Fruit XS in the first quarter of 2003. Sales of Verkade  grew during the year to date 2003 compared to the year to date 2002. This was the result of the successful launch of Verkade Delichoc and Verkade Biskz and Chokz at the end of the first quarter of 2003. Sales of Delacre products in France fell by 3.1% in the year to date 2003 compared to the same period in 2002. This was due to nonpriority brand de-listing and high seasonal temperatures during the second and third quarters of 2003, mitigated, in part, by the launch of Delacre Croustillant in the first quarter of 2003.

A key element of our strategy has been to substantially improve the profitability of Northern Europe. Following the review of our supply chain processes across Northern Europe, significant changes are being implemented, which are driving and are expected to continue to drive improvements in manufacturing efficiency. In addition, harmonisation and upgrade of the Enterprise Resource Planning operating system is being planned. The operating profit before goodwill and exceptional items of £4.8 million for the third quarter of 2002 has improved to an operating profit before goodwill and exceptional items of £6.2 million in the third quarter of 2003. The improvement in operating profit before goodwill and exceptional items in the year to date 2003 compared to the same period in 2002 shows an increase from £4.1 million to £8.0 million. The improved performance of £3.9 million is the result of focusing on higher-margin products and obtaining manufacturing cost savings, together with price increases and strict cost control, which mitigated the high levels of prime cost inflation.

Southern Europe Biscuits

Turnover has increased from £48.1 million in the third quarter of 2002 to £53.5 million in the third quarter of 2003, an increase of £5.4 million, or 11.2%. For the year to date 2003, turnover increased from £136.2 million in the year to date 2002 to £159.5 million, an increase of £23.3 million, or 17.1% including currency translation gains of £15.1 million.

Sales have increased across the portfolio with Filipinos, Chiquilin, Fontaneda Core and Oreo all benefiting from the support of successful brand advertising and promotional campaigns. We are also benefiting from the continued success and the continuing market investment behind our new products Fontaneda Diver, Minifilipinos and Chiquilin Energy, all of which were launched in 2002. As a result, marketing expenditure increased by 11.5% for the year to date 2003 compared to the year to date 2002.

Operating profit before exceptional items increased from £4.6 million in the third quarter of 2002 to £5.7 million in the third quarter of 2003, an increase of £1.1 million. For the year to date 2003, operating profit before goodwill and exceptional items increased by £4.1 million from £12.4 million for the year to date 2002 to £16.5 million. The increase in operating profit reflects sales growth, improvement in sales mix, implementation of price increases and cost-saving initiatives, which mitigated the high levels of cost inflation.

General Export

Our strategy for the export segment is to manage the existing portfolio of revenues to improve overall profitability by prioritising investment and reducing activity in nonprofitable areas. Sales decreased from £27.5 million in the third quarter of 2002 to £21.0 million in the third quarter of 2003, a reduction of £6.5 million, or 23.6%. For the year to date 2003, turnover decreased from £55.9 million in 2002 to £48.0 million, a decrease of £7.9 million, or 14.1%. The decrease in sales is due to a reduction in sales to Canada and the USA, a biscuit import embargo in Nigeria and the exit from marginally profitable contracts in Germany.

Operating profit before goodwill and exceptional items decreased by £1.1 million from £6.2 million in the third quarter of 2002 to £5.1 million in the third quarter of 2003. For the year to date 2003, operating profit before goodwill and exceptionals increased from £10.5 million for the year to date 2002, to £11.6 million. This is attributable to a favourable sales mix, in line with our strategy, and one-off benefits arising in connection with the termination of a number of distribution arrangements more cost effectively than anticipated.

Following a thorough review of our operation in North America, we announced a reorganisation of the way we service our customers in this region in order to improve the profitability of the Delacre business. We will outsource the marketing activity, currently undertaken in-house, to a third-party distributor with whom we already have a relationship.

At the beginning of October 2003 we announced, to the local management and employees, our intention of closing our dry mix factory in Tunisia by the end of the year and transferring production to our dry mix facility in Spain. The employee consultation process is underway. This will enable us to reduce complexity in our organisational structure and focus our resources more efficiently.

UK Snacks

Turnover in the third quarter of 2003 showed a decrease of £6.7 million, or 9.0%, from £74.7 million to £68.0 million. For the year to date 2003, sales are down by £7.4 million, or 3.2%, at £222.6 million, compared to £230.0 million for the year to date 2002. The UK savoury snacks market remains highly competitive, with Walkers (Pepsico) leading the market, and exerting strong competition for promotional opportunities in multiples. Notwithstanding this, turnover of McCoys increased by approximately 22% and Mini Cheddars by approximately 10% for the year to date 2003 compared to the same period last year. This was supported by the launch of Mini Cheddars Peperami in July 2003. Marketing investment reduced for the third quarter year to date in 2003 due to the substantial investment behind Hula Hoops Shoks, Skips Buzz Boltz and Skips Tickle Pickle sub-ranges in 2002, and the competition for promotional activity and cost control in 2003. In 2003, we continue to invest in our priority brands to drive growth but at the same time pursuing a longer-term brand-building strategy in a highly competitive market.

Operating profit before goodwill and exceptional items increased from £9.5 million in the third quarter of 2002 to £10.8 million in the third quarter of 2003. For the year to date 2003, operating profit before goodwill and exceptional items increased from £21.4 million for the year to date 2002, to £23.0 million. Our margins continue to show improvement as a result of the cost savings from our cost-reduction initiatives. We are promoting the sale of products displaying strong growth potential and minimising the impact of loss of sales due to intense competition within the market.

On April 17, 2003, we signed a put and call option agreement to acquire a company that runs the business of the supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market.

Other

The turnover of our Benelux Snacks decreased from £7.0 million in the third quarter of 2002 to £5.4 million in the third quarter of 2003. Sales of £20.5 million for the year to date 2003 are £2.1 million, or 9.3%, behind sales of £22.6 million for the same period in 2002. This has resulted in an operating loss before goodwill and exceptionals of £4.7 million for the year to date 2003 compared to a £2.1 million loss for the same period in 2002.

The snacks market remains highly competitive in the Netherlands and Belgium. Branded sales continue to display a decline despite a relaunch of the main Benelux snacks brand, Croky, which took place at the end of the first quarter of 2003. The effect of the decline in branded sales has been offset by an increase in retailer-branded sales. This change in the Benelux sales portfolio results in a much lower margin and hence an increase in the operating loss before goodwill and exceptional items.

Liquidity and Capital Resources

Overview

The company’s principal sources of funds are cash generated from its operating activities and long-term borrowings. The company’s principal uses of cash are to fund capital expenditures, the noncapital restructuring costs associated with implementing its cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash flow from operating activities. The company had a net cash inflow of £0.1 million in respect of operating activities during the third quarter of 2003. This net inflow comprised £51.0 million generated from operations, £5.3 million expended on rationalisation and exceptionals, and an increase in working capital of £45.6 million. For the year to date 2003, the company had a net cash inflow of £82.7 million. This comprised £124.2 million generated from operations, £19.3 million expended on rationalisation and exceptionals, and an increase in working capital of £22.2 million.

Cash flow from returns on investments and servicing of finance. In addition to cash flow from operating activities, the company had net cash outflows from returns on investment and servicing of financing of £0.6 million relating principally to interest payments. This compares to a net cash inflow of £0.2 million for the third quarter of 2002. For the year to date 2003, net cash outflows were £29.1 million compared to a net cash outflow of £32.5 million for the year to date 2002.

Cash flow from capital expenditure and financial investment. The company had net cash outflows in the third quarter of 2003 of £10.0 million relating to capital expenditures and £24.6 million for the year to date 2003.

Cash flow from acquisitions and disposals. The company had no cash flow from acquisitions and disposals in the third quarter of 2003, and an inflow of £3.6 million for the year to date 2003. The inflow in the year to date 2003 resulted from an agreement reached with Nabisco, effective February 18, 2003, that the acquisition of Nabisco’s Middle Eastern operations would not proceed. The sum of £3.0 million was received as an adjustment to the purchase price and a further £0.6 million was received as consideration for amending a licence agreement to exclude territories associated with the Middle Eastern business.

Debt Service Obligations

On January 28, 2003, £15.0 million was prepaid and allocated across all of the facility loans in accordance with the terms of the Senior Credit Facility Agreement.

On April 9, 2003, we amended the terms of our Senior Credit Facility Agreement. The amount outstanding in respect of our Term Loans A, B, C and D and our revolving credit facility was £438.9 million. We merged these loans into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. The Term A loan is predominantly denominated in sterling, but does include a tranche of €20.0 million.

We are currently scheduled to make the following principal repayments on the term loan facilities under the Senior Credit Facility Agreement:

Year	Total payment amount
	(£ million)
2003	5.0	*
2004	30.0
2005	45.0
2006	55.0
2007	72.5
2008	42.5

*                 The repayment scheduled to be made on October 31, 2003 was effected on that date.

The revolving credit facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issue of letters of credit and bank guarantees up to an aggregate amount of £225.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be reborrowed, subject to the maximum limit available under the facility.

In addition to the £184.0 million drawn down on April 9, 2003, £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the UK business. Of this sum, £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at October 4, 2003. There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group’s Dutch subsidiaries. There were no drawings under the Dutch facility at October 4, 2003.

On April 17, 2003, an additional £20.0 million was drawn down under the revolving credit facility for a period of one month. Following the end of the first quarter of 2003, on May 19, 2003, the additional £20.0 million revolving facility drawdown was repaid and a further £10.0 million was drawn. On June 18, 2003, the £10.0 million was repaid and as at October 4, 2003, £34.0 million of the revolving credit facility remained available to be drawn.

On October 15, 2003, an additional £15.0 million was drawn down under the revolving credit facility for a period of one month. On November 14, 2003, the additional £15.0 million revolving facility drawdown was drawn down for a further period of one month.

Advances under the facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375% per annum. There is a margin adjustment mechanism in place that will be effective following the submission of the relevant financial information for the second quarter of 2003. The applicable margins may be reduced based on the ratio of total net debt to EBITDA (as defined in the Senior Credit Facility Agreement) reflected in the financial statements delivered for the previous accounting quarter.

We are required to comply with financial covenants under the Senior Credit Facility Agreement and these were revised as part of the new arrangements. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended. The requirement to maintain a cash flow to total debt service ratio was removed. We must now maintain:

•                  EBITDA to net cash interest ratio ranging from 3.25 to 1.0 for the fiscal quarter ending October 4, 2003 to 5.0 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

•                  total net debt to EBITDA ratio ranging from 4.15 to 1.0 for the fiscal quarter ending October 4, 2003 to 2.75 to 1.0 for the first fiscal quarter beginning in 2007 and for every fiscal quarter afterwards.

We are considering the full adoption of FRS 17 at the end of the current fiscal year. It is anticipated that, due to the accounting adjustment required as a result of the adoption of FRS 17, see “Significant Factors Affecting the Results of Operations — Adoption of FRS 17 at the End of 2003”, and the way in which we are required to calculate EBITDA under the Senior Credit Facility Agreement, we will be marginally outside the EBITDA to net cash interest ratio of 3.35 to 1.0 for the fiscal quarter ending January 3, 2004. This technical position has been raised with the senior bank agent, who is in the process of advising the syndicate’s participants, and we anticipate that this will be satisfactorily resolved.

The Senior Credit Facility Agreement placed annual limits on our maximum capital expenditures. This requirement has now been amended and annual limits have been placed on our combined capital expenditures and our restructuring costs. These limits decrease from year to year, from £103.9 million in 2003 down to £87.8 million in 2008, with the right to carry forward any unspent capital expenditures in any given year up to a maximum carry forward in any given year of £15.0 million. We are currently in compliance with all of our financial covenants under the Senior Credit Facility Agreement.

We believe that the cash flow generated from our operating activities, together with borrowings under the Senior Credit Facility Agreement, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future, although we cannot assure you that this is the case.

Should cash flow generated from operations and borrowings available under the Senior Credit Facility Agreement not be adequate to provide for our working capital and debt service needs, we would seek to make other arrangements to provide needed liquidity. This would include reviewing possible solutions, both internal and external. No assurance can be given that sources of liquidity would be found or, if found, would be sufficient.

Senior Management

As a result of the merger of our UK Biscuits and UK Snacks business segments (see “General”), Will Carter, formerly Managing Director – Snacks Category, has been appointed Managing Director, UK. Graham Johns, formerly Managing Director – Biscuits Category, will be leaving United Biscuits at the end of December 2003.